SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 27, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Conselho Fiscal

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer's ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE FISCAL COUNCIL MINUTES HELD ON AUGUST 12, 2015.

On August 12, 2015, at 9:30 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, located at Rua Costa Carvalho nº 300, São Paulo, and, pursuant to Article 21, of the Bylaws, the members of the Fiscal Council:  Horácio José Ferragino, Humberto Macedo Puccinelli, Joaldir Reynaldo Machado, Massao Fábio Oya and  Rui Brasil Assis, met and invited me, Janete Aparecida dos Santos Rissetti, Management Analyst in the Governance Executive Department, to act as secretary. Also present were the Head of Audit and Accounting, Marcelo Fridori and Marcelo Miyagui, respectively, and the CEO’s Advisor, Denise Rita Silvestre Pinto. As the meeting was opened, the Members of the Fiscal Council acknowledged the resignation request presented by alternate Fiscal Council member, Marcio Rea, formalized through a letter dated on August 7, 2015, filed at the Governance Executive Department. (...) These minutes, after approved, were signed by the attending Fiscal Council members: Horácio José Ferragino, Humberto Macedo Puccinelli, Joaldir Reynaldo Machado, Rui Brasil Assis and Massao Fábio Oya.

This is a free English translation of an extract of the original minutes drawn up in the book Fiscal Council Meetings Minutes Book.

São Paulo, August 12, 2015.

Janete Aparecida dos Santos Rissetti

          Management Analyst

Governance Executive Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.